Exhibit 99.30

Loncor Resources Inc.

PRESS RELEASE

LONCOR STOCK OPTION GRANTS

Toronto, Canada - March 11, 2010 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V Symbol: "LN") announces that it has granted, pursuant to the terms of the Company's stock option plan, 895,000 stock options, each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$1.25 for a period of five years.  These stock options are subject to receipt of certain TSX Venture Exchange and shareholder approvals relating to the Company's stock option plan.

Loncor is a gold and platinum exploration company which has three projects in the Democratic Republic of the Congo: the North Kivu, Ngayu and Bas Congo projects.  For further information regarding the Company, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.